[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP] November 23, 2009

Securities and Exchange Commission
Division of Corporation
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sonia Gupta Barros, Special Counsel

Re:	Centerline Holding Company
File No. 001-13237
Forms 10-K and 10-K/A1 for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, and June 30, 2009

Dear Ms. Barrios:

This letter sets forth the response of Centerline Holding Company (“Centerline” or the “Company”) to the Staff’s comment letter dated November 10, 2009 in connection with the Staff’s review of Centerline’s Forms 10-K and 10-K/A1 for the year ended December 31, 2008, and Forms 10-Q for the quarters ended March 31, 2009, and June 30, 2009. Capitalized terms used herein and not otherwise defined have the meanings specified in the Forms 10-K and 10-Q. For your convenience, we have repeated each comment (in boldface type) prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.	Please note that this comment letter contains legal comments on the filings referenced above.

The Company has asked us to advise the Staff that it will respond to any further questions when received.

Executive Compensation Philosophy and Process, page 7

The Compensation Committee’s Process, page 8

Consideration of the Company’s Actual 2008 Results and Implications for Reduction in Budgeted Executive Compensation, page 8

2.
You disclose that your actual results for 2008 were significantly less than management’s budgeted 2008 earnings and that your principal lenders imposed restraints on your ability to use cash for executive bonus compensation for fiscal 2008 and therefore bonuses paid to the CEO and the other named executive officers decreased by approximately 70% year-to-year compared to 2007. Please explain how 70% was chosen as the appropriate level by which to reduce bonuses. For example, what factors were considered that indicated that a 70% decrease in bonuses was the appropriate level? Also, please disclose the percentage by which other NEOs bonuses were reduced and the reasons for such reductions. Please revise your future filings accordingly and tell us how you intend to comply.

The Company reduced bonuses paid in 2009 for 2008 performance to our CEO and all of the other NEOs by 70% of the respective amounts paid to each of them in 2008 for 2007 performance.  The amount of the percentage reduction resulted from the following circumstances and consideration of the following factors: (i) the Company incurred losses rather than net income during 2008, a factor which management and the Compensation Committee of the Board of Trustees of the Company weighed in determining executive bonuses, (ii) the Company wished to retain the services of the CEO and the other NEOs and determined that the payment of some bonuses, even at a significantly reduced level, was necessary to achieve that result, and (iii) the Company’s lenders reviewed and approved the overall Company bonus pool in order to ensure that it was within allowable limits in accordance with the Company’s credit facility.  The 70% reduction in bonuses was not reached in a formulaic manner, but rather was the result of ongoing discussions between management and the Compensation Committee, and between management and the Company’s lenders, regarding the appropriate level of executive bonuses.  In future filings the Company will incorporate the foregoing explanation of the factors considered in determining bonus decisions and any additional factors that may become relevant.

 Total Compensation Review, page 9

3.
You disclose that the compensation committee does not engage in benchmarking of total compensation or elements thereof, but an outside consultant provided the compensation committee with “relevant market data and alternatives” to consider when making compensation decisions for the CEO and CFO. Please provide more detailed disclosure regarding the relevant market data and alternatives that were provided to the compensation committee and how this information was used by the compensation committee in establishing compensation for your CEO and CFO. In addition, please also specifically discuss how your “review of the compensation of other comparable chief financial officers” impacted your compensation determination for your CFO. Please revise your future filings accordingly and tell us how you intend to comply.

Before the Company entered into the employment agreements with the CEO and the CFO described in the Company’s 10-K/A, the compensation committee retained the outside consultant to analyze executive compensation information publicly disclosed by a peer group of public companies engaged in the Company’s lines of businesses.  The peer group, which was chosen by the consultant, consisted of 21 companies which, like the Company, are public companies operating in the real estate financial services industry and are considered competitors of the Company. Other factors that were considered in selecting companies in the peer group were (a) geographic similarity (the peer group companies operate in geographic areas similar to the Company), and (b) comparability of executive roles and functions (the Company’s executives have responsibilities and perform roles similar to the peer group officers whose compensation was summarized and compared to that received by the named executive officers).  The consultant produced a report summarizing the compensation practices of the peer group, including base salaries, bonuses, long-term compensation and other compensation paid to peer group CEOs, CFOs and other executive officers. The data collected by the consultant constituted the “market data and alternatives” provided to the compensation committee.  The subsequent decision to increase the base salary of the Company’s CFO resulted from discussions between management and the Compensation Committee during which information about the compensation of public company CFOs and the goal of retaining the Company’s CFO were factors considered in the decision to increase the base salary of the Company’s CFO.  In future filings the Company will incorporate the forgoing explanation concerning the  the factors considered in selecting its peer group, using peer data, and determining executive officer compensation.

Assessment of Individual Performance, page 9

4.
You disclose that individual performance has a strong impact on the compensation of your employees, including your CEO. You also state that the primary economic goal upon which the CEO’s performance is measured is growth in earnings per share. Please describe the other factors upon which individual performance of your CEO is judged and whether such goals were achieved. Please also disclose the company’s earnings per share growth goal for 2008 as well as the actual 2008 earnings per share growth rate. Additionally, please provide similar disclosure regarding your other NEOs. Please revise your future filings accordingly and tell us how you intend to comply.

The other factors upon which the performance of the Company’s CEO was judged include:  (i) successful efforts to renegotiate the Company’s credit facility, (ii) the ability to develop Company cash flow and sell assets to meet required payments under the credit facility, (iii) developing plans for the retention of key executives and employees, and (iv) developing the business of the Company during a difficult period for the Company’s industry and the economy.  As described below in the answer to question No. 5, these same factors were applied in evaluating the other named executive officers.  The goals listed above were achieved by the Company and the compensation committee determined that the CEO and other executive officers were an integral part of the Company achieving those goals.  The Company did not establish a specific earnings per share goal for 2008, but management’s goal was to keep the Company profitable during difficult economic conditions.  In its annual report on Form 10-K, the Company disclosed a net loss per share of $5.18; however, much of the net loss was attributable to asset impairments which generally affected the real estate finance industry.  In future filings the Company will discuss the factors upon which the individual performances of each of the NEOs were judged and whether such goals were achieved in greater detail.

Fiscal Year 2008 Decisions, page 12

5.
Please expand your discussion of how you arrived at the actual amounts of annual bonuses for each named executive officer and how your decisions regarding the actual compensation fit into your overall compensation objectives. Please also quantify and expand your explanation of the differences between amounts disclosed in this table and the summary compensation table of page 16. Please revise your future filings accordingly and tell us how you intend to comply.

As discussed above in the answer to question No. 2, the bonus amounts awarded to the named executive officers for 2008 were substantially reduced from the amounts awarded for 2007 due to the Company’s losses, reduced cash flow and limitations placed on the Company by its lenders.  While no formulaic approach applied to the determination of the bonuses, the following accomplishments were taken into consideration on a case-by-case basis:  (i) Messrs. Schnitzer and Levy were credited with successful efforts to renegotiate the Company’s credit facility and meet required payments under the credit facility, (ii) Mr. Weil was credited with maintaining the Company’s position as a market leader in the Affordable business during a period in which the affordable finance markets were at a virtual standstill, (iii) Mr. Smyth was credited with meeting the increased demand of the Company’s servicing business during a period of rising defaults in commercial real estate mortgages as well as maintaining positive relationships with rating agencies and CMBS investors in funds sponsored by the Company, and (iv) Mr. Meyer was credited with his oversight and development of the Company’s risk management functions as the Company faced increasing stress resulting from distress in assets under management.

The difference between the amounts listed in the bonus table on page 12 and the bonus column of the summary compensation table on page 16 is due to the inclusion in the summary compensation table of payments made pursuant to a plan by which certain employees participate in the profits we realize from investment funds we sponsor.  The breakdown between cash bonus payments and participation payments is as follows:

Executive Officer	Cash Bonus	Promote Payments
Marc D. Schnitzer	$330,000	$29,639
Robert L. Levy	$258,000	$16,352
Donald J. Meyer	$177,000	$16,352
Paul G. Smyth	$200,000	$242,793
Andrew J. Weil	$225,000	$16,352

In management’s view, the reduced bonuses paid to the named executive officers achieved the goals of aligning the executives’ interests with the long-term interests of the Company and its shareholders and furthered the goal of retaining such executives without creating an undue cash burden on the Company during a challenging period.  In future filings the Company will explain the components of and the factors considered in determining executive officer bonuses in greater detail.

If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP